Mister Goody, Inc.
7877 Emerald Winds Circle
Boynton Beach, Florida 33473
561-396-0554

September 15, 2011

Mr. Shuman
Ms. Wray
Ms. Feider
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Mister Goody, Inc.

File No. 333-174941
Amendment No. 4 to Registration Statement on Form S-1

 Dear Mr. Shuman, Ms. Wray and Ms. Feider:

Set forth below are the Company’s responses to written comments provided to the Company by the staff of the Commission (the “Staff”) on Wednesday, September 14, 2011. The Company has filed Amendment No 4 to the registration statement originally filed on June 16, 2011 on Form S-1 to reflect each of the responses.

1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations.  For the three months ended June 30, 2011, page 45. Please elaborate on how the company allocated $17,763 in general and administrative expenses for the three months ended June 30, 2011.

Response: We have updated the disclosure.

2.

Condensed Consolidated Financial Statements. As of March 31, 2011 and for the Period March 1, 2011 (Date of Inception Months Ended June 30, 2011. Note 1. Organization and Basis of Presentation, page F-4. Note 1 to your audited financial statements describes Mister Goody as “an online retailer of gift certificates.” This description differs, however, from that provided in the “Description of Our Business” section of your prospectus beginning on page 30. Please advise, and revise your disclosure as appropriate. If the nature of the company’s business has changed since inception, please provide appropriate disclosure describing the development of your business in the “Description of Our Business” section. Refer to Item 101(h) of Regulation S-K.

Response: We have updated the disclosure.

3.

As of June 30, 2011 and for the Three Months Ended June 30, 2011, page F-8. Revise page F-8 to indicate these financial statements are unaudited. Additionally, revise pages F-9 and F-10 to indicate the balance sheet as of June 30, 2011 is unaudited.

Response: We have modified to mark the balance sheet is unaudited.

We acknowledge that:

1.  The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

2.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Joel Arberman
Joel Arberman
Chief Executive Officer